Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 Tel. +1.202.739.3000 Fax: +1.202.739.3001 www.morganlewis.com

David A. Sirignano Partner +1.202.739.5420 david.sirignano@morganlewis.com

August 18, 2022

VIA EDGAR AS CORRESPONDENCE

David Lin, Esq.

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Osprey Bitcoin Trust
Amendment No. 3 to Registration Statement on Form 10-12G
Filed June 10, 2022
File No. 000-56307

Dear Mr. Lin:

On behalf of Osprey Bitcoin Trust, a Delaware statutory trust (the “Trust”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated July 13, 2022 (the “Comment Letter”), relating to the above-referenced filing of the Trust’s Registration Statement on Form 10-12G (the “Form 10-12G”). The Trust is also filing concurrently herewith Amendment No. 4 to the Form 10-12G (“Amendment No. 4”) with this response letter.

Set forth below are the Trust’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Trust. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. References to page numbers in the responses below are to the applicable pages of Exhibit 99.1 to Amendment No. 4 (the “Information Statement”). Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4 and the Information Statement.

David Lin, Esq.

August 18, 2022

Amendment No. 4 to Registration Statement on Form 10-12G

Cover Page

1.	We note that you removed your previous disclosure in the second paragraph of the cover page that “[d]ue to the lack of an ongoing redemption program as well as price volatility, low trading volume and closings of Bitcoin exchanges due to fraud, failure, security breaches or otherwise, there can be no assurance that the market value of the Units will reflect the per Unit value of the Trust’s Bitcoin, less the Trust’s expenses and other liabilities (‘NAV per Unit’), and the Units may trade at a substantial premium over, or a substantial discount to, the NAV per Unit.” Please restore this disclosure or explain to us why it was deleted. In addition, if applicable, include the halting of creations and the Rule 144 holding period among the reasons listed.

Response: We have revised the cover page to include the requested language in the second paragraph of the cover page as requested. We respectfully note that similar disclosure regarding the possibility that the Units may trade at a substantial premium or discount was, and continues to be, included in the first paragraph of the cover page and the specific language cited in the staff’s comment was previously removed for conciseness purposes.

Risk Factors, page 6

2.	Please add a separately captioned risk factor addressing risks attendant to the fact that the Trust does not have audit or inspection rights under the Custodial Services Agreement, as disclosed on page 74. Refer to prior comment 28 in our letter dated November 29, 2021.

Response: We have revised the risk factors disclosure as requested. Please see the revision on page 20 of the Information Statement.

3.	We note that you have removed the risk factor titled “Regulation of the Bitcoin industry continues to evolve and is subject to change; future regulatory developments are impossible to predict but may significantly and adversely affect the Trust.” While we note that portions of this disclosure can now be found elsewhere, this is not true for all of the disclosure. Please explain why this disclosure was deleted. Alternatively, please restore this disclosure.

David Lin, Esq.

August 18, 2022

Response: We have revised the risk factors disclosure to include the requested language. Please see the revision on pages 25-27 of the Information Statement.

4.	Please include a separate risk factor that describes the effect on investors who purchase Units in the secondary market that are trading at a substantial premium over or a substantial discount to the NAV per Unit.

Response: We have included the requested risk factors disclosure. Please see the revision on pages 19 and 66 of the Information Statement.

The security of our Bitcoin Holdings cannot be assured, by the Trust, the Custodian or any other person, page 19

5.	Please discuss in greater detail the risks and challenges related to using Coinbase Custody to maintain custody of your Bitcoins, including, without limitation:
•	any cybersecurity risks. In doing so discuss any past cybersecurity breaches that Coinbase or Coinbase Custody have experienced; and
•	the impact of a custodian such as Coinbase Custody entering bankruptcy proceedings and the impact thereof on your Bitcoins held in Coinbase Custody wallets.

Response: We have included additional risk factors disclosure. Please see the revisions on pages 20 and 23 of the Information Statement.

The lack of full insurance and Unitholders limited rights of legal recourse, page 22

6.	Please revise to also discuss the fact that, as indicated on page 74, the Custodian’s insurance is solely for the benefit of the Custodian and does not guarantee or insure the Trust in any way.

Response: We have included the requested risk factors disclosure. Please see the revision on page 23 of the Information Statement.

Unitholders are bound by the fee-shifting provision contained in the subscription agreement . . . , page 23

7.	We note your response and revisions to our prior comment 2, and we reissue the comment in part:
•	Revise to disclose whether purchasers of Units in a secondary transaction would be subject to the fee-shifting provision contained in the subscription agreement;

David Lin, Esq.

August 18, 2022

•	Disclose who is subject to the provision (e.g., former and current Unitholders) and who would be allowed to recover (e.g., company, directors, officers, affiliates); and
•	Revise your disclosure to explain the basis for the validity of such provision under state law, which we note your response letter addresses.

Response: As previously disclosed, the Trust intends to apply a broad interpretation of the fee-shifting provision, but whether a specific judgment satisfies the applicable criteria and the extent of recovery for applicable fees and expenses will be subject to judicial interpretation. We have included additional disclosure that a broad interpretation may include claims involving the Trust, its Sponsor and officers, current or former Unitholders, and Unitholders who purchase Units in a secondary transaction. Please see the revision on page 25 of the Information Statement.

Overview of the Bitcoin Industry and Market

The Index, page 37

8.	We note your response to comment 4. Please include a materially complete description of the methodology used to calculate the Index. In that regard:
•	Refer to the sentence, “Intraday Index level and return calculations leverage the real-time reference rates, which are derived from the most recent trade data available from whitelisted markets and by applying an exchange volume-weighted median.” Revise to explain each concept separately and in material detail. Please do so using plain English;
•	Describe in sufficient detail how price data from each separate market are combined, sufficiently describing any weighting methodology used;
•	Describe any adjustments made to the pricing data; and
•	Explain any criteria for including new markets in the Index or excluding markets that were previously included.

We continue to remind you that information found through the hyperlinks is not part of the registration statement disclosure, and any material information found therein should be included in the registration statement.

Response: We have revised the Information Statement as requested. Please see the revision on pages 40 and 42 of the Information Statement. We respectfully note that the Trust is not affiliated with, sponsored, promoted, sold or supported in any other manner by Coin Metrics Inc., the Index Provider. As disclosed, the Trust is a passive investment vehicle that holds Bitcoin and seeks to reflect the performance of Bitcoin as measured by the Index. It does not seek to outperform the Index nor does it seek to replicate the Index. The Index is merely a reference, which the Trust uses as a point of comparison with the

David Lin, Esq.

August 18, 2022

Trust’s own performance for informational purposes. We believe that the disclosure provided in the registration statement on Form 10 contains all material information for Unitholders regarding the operation of the Index.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Additional Currency, page 42

9.	Please tell us and revise your Form 10 and future periodic filings to disclose, as needed:
•	if you have any material unrecognized digital assets related to a hard fork or airdrop;
•	if you have controls in place to monitor for a material hard fork or airdrop;
•	what contractual or other obligations you have to trust investors for a hard fork or airdrop;
•	if you have supported any hard forks or airdrops in the past; and
•	if applicable, the dollar amount of any forked or airdropped digital assets that you have recognized.

Response: We have revised the Information Statement as requested. Please see the revision on pages 4, 47, and 83 of the Information Statement.

We do not have any material unrecognized digital assets related to a hard fork or airdrops. If material, the Trust will disclose in future filings the type and amount of any material unrecognized digital asset. To date, we have not supported any hard forks and we have received 2 nonmaterial airdropped assets, the value of which were de minimis.

The Trust has controls in place to monitor for a material hard fork or airdrop. Specifically, these controls start at the custodial level. Section 3.2 of the Custodial Services Agreement states that “[u]nless specifically announced on the Coinbase Custody Site or through some other official public statement of Coinbase Custody, Coinbase Custody does not support airdrops, metacoins, colored coins, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Coinbase Custody (collectively, “Advanced Protocols”).” The Custodian will provide notification of any hard fork that will be adopted by the Custodian. Further, we actively monitor for hard forks and airdrops.

We have an obligation to our Unitholders to distribute any airdropped digital assets. Section 3.6 of the Amendment to the Trust Agreement provides that “[i]f the Trust comes to own any airdropped cryptocurrency (other than Bitcoin), Sponsor shall distribute such airdropped cryptocurrency within forty-five days of receipt of such assets (or such longer time as the Sponsor reasonably requires to effect such distribution) on a pro rata basis to

David Lin, Esq.

August 18, 2022

Unitholders. If the Trust comes to own any forked versions of Bitcoin, the Sponsor shall distribute such forked version or versions within forty-five days of receipt (or such longer time as the Sponsor reasonably requires to effect such distribution) on a pro rata basis to Unitholders if and to the extent that the Sponsor determines in its reasonable discretion that such a distribution is necessary to preserve the federal tax treatment of the Trust set forth in Section 1.6 of the Trust Agreement, and may distribute such forked version or versions within forty-five days of receipt or such longer time as the Sponsor reasonably requires to effect such distribution) on a pro rata basis to Unitholders if and to the extent the Sponsor determines it is in the best interest of the Unitholders.”

The Custodian, page 57

10.	Please briefly discuss the experience of Coinbase Custody with respect to acting as a Bitcoin custodian.

Response: We have revised the Information Statement as requested. Please see the revision on page 61 of the Information Statement.

Conflicts of Interest, page 58

11.	Refer to your response to comment 5. Consistent with your response, please disclose your belief that none of the officers, employees or affiliates of the Sponsor own significant amounts of Bitcoin or positions therein.

Response: We have revised the Information Statement as requested. Please see the revision on page 62 of the Information Statement.

Description of the Units

Recent Sales of Unregistered Units, page 61

12.	Please provide us your analysis of the facts and circumstances as relevant to ascertain whether or not the private placement investors purchased the Units with investment intent and not a view to distribute. In this regard, please tell us any factors that you consider in determining the investment intent of the purchasers, including and in addition to obtaining a general written representation regarding investment intent. For example, please tell us whether you receive any representations from purchasers at the time of subscription or legend removal regarding transactions designed to substantially reduce or eliminate the risk of their investment, including whether they have taken a short position at the time of the private placement investment and intend to cover that position when the restrictive legends are removed.

David Lin, Esq.

August 18, 2022

Response: The Trust respectfully advises the Staff that it is aware of the possible strategies and tactics used in private placements by investors to hedge the economic exposure of Units purposed in a private placement, including strategies that involve taking short positions in the Units or the Bitcoin underlying the Units, or borrowing Bitcoin to use in connection with an in-kind subscription of Units. The Sponsor is not aware of any private placement investors improperly closing short positions by delivering Units purchased in the private placement after the legends are removed.

The subscription agreement does not specifically address the various types of strategies that a private placement investor could employ to hedge its economic exposure to the Units or to the underlying Bitcoin. However, the subscription agreement contains the following representations and warranties, which the Sponsor requires all private placement investors to agree to, and which are intended to ensure that the Units are not directly or indirectly transferred except in compliance with securities laws: “Subscriber has carefully considered and has, to the extent it believes such discussion necessary, discussed with legal, tax, accounting and financial advisers the suitability of an investment in Units in light of its particular tax and financial situation and has determined that such investment subscribed for it by hereunder is a suitable investment for it. * * * Subscriber represents and warrants that it understands that the Units are “restricted securities” that cannot be resold without registration under the Securities Act or exemption therefrom, and that they are purchasing the Units for investment purposes only and not with a view to resale.” Further, the Subscriber warrants that the “subscription is personal to [subscriber] and that it may not be sold, transferred, assigned or otherwise disposed of by [subscriber] to any other person, except as permitted by the Trust.” As such, Subscribers understand that (a) Units may not be resold unless (i) subsequently registered pursuant to the Securities Act or an exemption from registration thereunder is available and (ii) the Sponsor has provided prior written consent to such resale or transfer, (b) Subscriber does not have the right to require such registration, (c) Rule 144 under the Securities Act will be available to permit resales of shares only after (i) one year holding period or (ii) a six month holding period after the Trust has been subject to the reporting requirements of Section 13 under the Exchange Act for a period of 90 days.

The Sponsor believes that the terms of the subscription agreement and practices described above cover improper activities with the Units and provide assurance to the Trust of the investment intent of the Subscriber.

Description of Issuance of Units, page 65

13.	Please address the following matters related to unitholder subscriptions:
•	Disclose whether subscriptions are direct or through an intermediary;

David Lin, Esq.

August 18, 2022

•	State whether, and how, you intend to inform unitholders that the Trust has halted acceptance of subscriptions; and
•	Provide a detailed description of how in-kind subscriptions are valued and whether or not investors are permitted to withdraw subscriptions after the crypto assets are valued.

Response: We have revised the Information Statement as requested. Please see the revision on pages 70–71 of the Information Statement.

Description of the Trust Documents

Description of the Custodial Services Agreement, page 73

14.	Please provide further disclosure regarding the Custodian’s liability under the Custodial Services Agreement. In that regard:
•	Specifically address the circumstances under which the Custodian would, and would not have, have liability for the loss of private keys resulting from theft, fraud, hacking, or other loss; and
•	Provide a separate risk factor addressing the fact that, as stated on page 74, the Custodian is not liable for any lost profits or any special, incidental, indirect, intangible, or consequential damages arising out of or in connection with authorized or unauthorized use of the Coinbase Custody site or the custodial services. In providing this disclosure, also explain what types of damages the Custodian could still be liable for in connection with authorized or unauthorized use of the Coinbase Custody site or the custodial services.

Response: We have revised the Information Statement as requested and included the requested risk factors disclosure. Please see the revision on pages 19-20 and 80 of the Information Statement.

15.	Please disclose how many cold storage addresses the Custodian uses for your private keys. We note your disclosure that the Custodian’s maximum liability with respect to each cold storage address is limited to $100,000,000.

Response: We have revised the Information Statement as requested. Please see the revision on pages 68 and 80 of the Information Statement.

The Trust holds one cold storage wallet with the Custodian. Our internal practice is to create an additional cold storage wallet once the U.S. Dollar value of the current wallet reaches $75,000,000. In light of this internal practice, the value of the Bitcoin holdings in the cold wallet should not exceed the $80,000,000 Custodian recommended limit of deposited Bitcoin in each cold wallet.

David Lin, Esq.

August 18, 2022

*   *   *   *   *   *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact Erin E. Martin at (202) 739-5729 or erin.martin@morganlewis.com, or the undersigned by telephone at (202) 739-5420 or via email at david.sirignano@morganlewis.com.

Sincerely,

David A. Sirignano

cc:	Erin E. Martin, Esq.
Laura E. Flores, Esq.